Exhibit (a)(1)(A)

Offer to Purchase for Cash

by

EMTEC, INC.

of

Up to 2,864,584 Shares of its Common Stock

At a Purchase Price of $1.92 Per Share

THE TENDER OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, OCTOBER 4, 2005, UNLESS THE OFFER IS EXTENDED.

Emtec, Inc., a Delaware corporation (“Emtec,” the “Company,” “we,” or, “us”), is offering to purchase up to 2,864,584 shares of its common stock, $0.01 par value per share (the “common stock”), at a purchase price of $1.92 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions of this Offer to Purchase (the “Offer”) and the related Letter of Transmittal. Unless the context otherwise requires, all references to shares will refer to the shares of common stock, par value $0.01 per share, of Emtec.

Only shares properly tendered and not properly withdrawn will be purchased, and only upon the terms and subject to the conditions of the tender offer. However, because of the proration and conditional tender offer provisions described in this Offer to Purchase, all of the shares tendered may not be purchased if more than the number of shares we seek are properly tendered. Shares not purchased in the Offer will be returned at our expense promptly following the Expiration Time (as defined herein). See Section 3. To tender shares, shareholders must properly complete and sign the Letter of Transmittal.

Subject to certain limitations and legal requirements, we reserve the right, in our sole discretion, to purchase more than 2,864,584 shares pursuant to the Offer. See Section 1.

This Offer is being made by Emtec as required by the terms of its recently completed merger transaction with DARR Westwood Technology Corporation. See Section 10. The Offer is not conditioned on any minimum number of shares being tendered. The Offer is, however, subject to other conditions discussed in this Offer to Purchase, as discussed below in “Conditions to the Offer.” See Section 7.

Emtec’s shares are listed and traded on the Over-the-Counter Bulletin Board System under the symbol “ETEC.OB.” On September 6, 2005, the last full trading day before commencement of the Offer, the closing price of the shares of common stock on the Over-the-Counter Bulletin Board System was $2.45 per share. Shareholders are urged to obtain current market quotations for the shares. See Section 8.

Our Board of Directors has approved the Offer. However, neither we nor our Board of Directors nor the Information Agent makes any recommendation to you as to whether to tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares of common stock and, if so, how many shares of common stock to tender. In doing so, you should consider our reasons for making the Offer. See Section 2. The Company’s directors have advised the Company that they do not intend to tender shares of common stock in this offer, however, certain of the Company’s executive officers and former directors have advised us that they intend to tender their shares in the Offer. Both Dinesh Desai, our CEO, one of our directors and our largest shareholder, and Margaret Grabel, our second largest shareholder, have informed us that they do not intend to tender any shares pursuant to the Offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offense.

Offer to Purchase dated September 7, 2005.

IMPORTANT

If you desire to tender all or any portion of your shares of common stock you should either (1) complete and sign the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions to the Letter of Transmittal, have your signature thereon guaranteed if Instruction 1 to the Letter of Transmittal so requires, mail or deliver the Letter of Transmittal, or transmit via facsimile, or, in the case of a book-entry transfer effected by the procedure set forth in Section 3 of this Offer to Purchase, “Procedures for Tendering Shares,” an Agent’s Message (as defined therein), and any other required documents to the Depositary (as defined herein) and either deliver the certificates for those shares to the Depositary along with the Letter of Transmittal, or deliver those shares in accordance with the procedure for book-entry transfer set forth in Section 3 of this Offer to Purchase, “Procedures for Tendering Shares” or (2) request that your bank, broker, dealer, trust company or other nominee effect the transaction for you. If you have shares of common stock registered in the name of a bank, broker, dealer, trust company or other nominee you must contact that institution if you desire to tender those shares.

If you desire to tender shares of common stock and your certificates for those shares are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis, or time will not permit all required documents to reach the Depositary prior to the Expiration Time (as defined herein), your tender may be effected by following the procedure for guaranteed delivery set forth in Section 3 of this Offer to Purchase, “Procedures for Tendering Shares.”

To properly tender shares of common stock, you must validly complete the Letter of Transmittal, including the section relating to the price at which you are tendering shares of common stock.

Questions and requests for assistance or for additional copies of this document, the related Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to D.F. King of Co., Inc., the Information Agent for the Offer, at their address and telephone number set forth on the back cover page of this document.

We are not making the Offer to, and will not accept any tendered shares of common stock from, shareholders in any jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to make this Offer to shareholders in any such jurisdiction.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your shares. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information or to make any representation in connection with the Offer other than those contained in this Offer to Purchase or in the related Letter of Transmittal. If anyone makes any recommendation or gives any information or representation, you must not rely upon that recommendation, information or representation as having been authorized by us or the Information Agent.

SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience. The Company is at times referred to as “Emtec,” “we,” “our” or “us.” We refer to the shares of our common stock as “shares.” This summary term sheet highlights certain material information in this Offer to Purchase, but you should realize that it does not describe all of the details of the tender offer to the same extent described in this Offer to Purchase. We urge you to read the entire Offer to Purchase and the related Letter of Transmittal because they contain the full details of the tender offer (the “Offer”). We have included references to the Sections of this document where you will find a more complete discussion.

Who is offering to purchase my shares?

Emtec is offering to purchase shares of its common stock in a self-tender offer.

What will be the purchase price for the shares and what will be the form of payment?

Stockholders whose shares are purchased in the tender offer will be paid $1.92 per share in cash, without interest, promptly after the expiration of the tender offer. We will not pay interest on the purchase price, even if there is a delay in making payment. See Section 1.

How many shares will Emtec purchase?

We will purchase up to 2,864,584 shares validly tendered in the tender offer, or such fewer number of shares as are properly tendered and not properly withdrawn prior to the Expiration Time. 2,864,584 shares represents approximately 16.6% of our outstanding common stock. We also expressly reserve the right to purchase up to an additional 344,083 shares (representing 2% of our outstanding shares) without amending or extending the offer, and could decide to purchase more shares, subject to applicable legal requirements. As of September 6, 2005, there were 17,204,134 shares issued and outstanding. The Offer is not conditioned on a minimum number of shares being tendered. See Section 1.

How will Emtec pay for the shares?

Assuming that the maximum of 2,864,584 shares are tendered in the Offer at a price of $1.92 per share, the aggregate purchase price will be $5.5 million. Payment of shares tendered in the Offer will be financed through a borrowings under our existing credit facility, the maximum amount of which has been placed into an escrow account established for that purpose. See Section 9.

When does the Offer expire; can the Offer be extended?

You may tender your shares until the Offer expires. The Offer will expire on Tuesday, October 4, 2005, at 12:00 midnight, New York City time, unless we extend it. See Section 1. We may choose to extend the tender offer for any reason, subject to applicable laws. We cannot assure you that we will extend the Offer or indicate the length of any extension that we may provide. If we extend the Offer, we will delay the acceptance of any shares that have been tendered. We can also amend the Offer in our sole discretion or terminate the Offer under certain circumstances. See Section 7 and Section 15.

If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely that they have an earlier deadline for you to act to instruct them to accept the Offer on your behalf. We urge you to contact the broker, dealer, commercial bank, trust company or other nominee as soon as possible to find out their deadline.

How will I be notified if Emtec extends the Offer or amends the terms of the Offer?

We will issue a press release by 9:00 a.m., New York City time, on the business day after the previously scheduled Expiration Time if we decide to extend the Offer. We cannot assure you that the Offer will be extended or, if extended, for how long. See Section 15.

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What is the purpose of the Offer?

The Company is obligated under the terms of that certain Agreement and Plan of Merger dated as of July 19, 2005 (the “Merger”), to effect the Offer. This obligation was part of the conditions of the Merger. See Section 10. The tender offer also will provide increased liquidity to holders of shares and the opportunity for holders to sell shares without the usual transaction costs associated with open market sales, such as trading commissions. In addition, shareholders who do not participate in the Offer will automatically increase their relative percentage interest in us and our future operations at no additional cost to them. See Section 2.

What are the significant conditions to the Offer?

•	No legal action shall have been threatened, pending or taken, that might adversely affect the Offer.

•	Our determination that the consummation of the Offer and the purchase of shares will not cause our common stock to be delisted from the over the counter Bulletin Board System or to be eligible for deregistration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Offer is subject to a number of other conditions described in greater detail in Section 7.

Following the Offer, will Emtec continue as a public company?

We do not believe that our purchase of shares pursuant to the Offer will cause our remaining shares to be eligible for deregistration under the Securities Exchange Act of 1934. It is a condition of our obligation to purchase shares pursuant to the Offer that there not be any reasonable likelihood, as determined by us in our reasonable judgment, that the afore-described events will occur. See Section 7.

How do I tender my shares?

To tender shares, you must generally deliver various documents to Zions First National Bank, the Depositary for the Offer, prior to the 12:00 midnight, prevailing New York City time, on October 4, 2005, unless the Offer is extended (the “Expiration Time”). These documents include the certificates representing your shares and a completed Letter of Transmittal. If your shares are held through a bank, broker, dealer, trust company or other nominee, the shares can be tendered only by that bank, broker, dealer, trust company or other nominee. If you cannot deliver a required item to the Depositary by the expiration of the Offer, you may get a little extra time to do so by having a broker, bank or other fiduciary that is a member of the Securities Transfer Agents Medallion Program or another eligible institution guarantee that the Depositary will receive the missing items within a period of three trading days. The Depositary must receive the missing items within that period for the tender to be valid. See Section 3.

How do holders of vested stock options to purchase shares participate in the Offer?

If you hold vested but unexercised options to purchase shares, you may exercise such options in accordance with the terms of the applicable stock option plans and tender the shares received upon such exercise in accordance with the Offer.

Once I have tendered shares in the Offer, can I withdraw my tender?

You may withdraw any shares you have tendered at any time before 12:00 midnight, New York City time, on Tuesday, October 4, 2005, unless we extend the Offer. If we have not accepted for payment the shares you have tendered to us, you may also withdraw your shares after 12:00 midnight, New York City time, on Tuesday, November 1, 2005. See Section 4.

How do I withdraw shares I previously tendered?

To withdraw shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw the shares. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of those shares. If you have tendered your shares by giving instructions to a bank, broker, dealer, trust company or other nominee, you must instruct that person to arrange for the withdrawal of your shares. Some additional requirements apply if the share certificates to be withdrawn have been delivered to the Depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3. See Section 4.

Has Emtec or its Board of Directors adopted a position on the Offer?

Our Board of Directors has approved the Offer. However, neither we nor our Board of Directors nor the Information Agent makes any recommendation to you as to whether you should tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender.

Do the directors or executive officers of Emtec intend to tender their shares in the Offer?

Our directors have advised the Company that they do not intend to tender shares of common stock in this offer; however, certain of the Company’s executive officers and former directors have advised the Company that they intend to tender their shares of common stock in this offer.

Dinesh Desai, our Chairman and Chief Executive Officer, one of our directors and our largest shareholder, has informed us that he does not intend to tender shares pursuant to the Offer. Because Mr. Desai will not participate in the Offer with respect to his own shares, his beneficial ownership will increase from approximately 53.1% to approximately 63.8% of the total number of outstanding shares, assuming that the maximum 2,864,584 shares are purchased in the Offer. See Section 11.

Margaret Grabel, our second largest shareholder, has also informed us that she does not intend to tender shares pursuant to the offer. Because Ms. Grabel will not participate in the Offer with respect to her own shares, her beneficial ownership will increase from approximately 13.3% to approximately 16% of the total number of outstanding shares, assuming that the maximum 2,864,584 shares are purchased in the Offer. See Section 11.

If I decide not to tender, how will the Offer affect my shares?

Shareholders who choose not to tender their shares will own a greater percentage interest in our outstanding common stock following the consummation of the Offer (assuming that other shares are tendered). Because our number of outstanding shares will be reduced as a result of the tender offer, non-tendering stockholders may face reduced liquidity for their shares in the future. See Section 2.

What is the recent market price of my shares?

On September 6, 2005 the last full trading day before commencement of the Offer, the closing price of the shares on the Over-the-Counter Bulletin Board was $2.45 per share. You are urged to obtain current market quotations for the shares before deciding whether to tender your shares. See Section 8.

When will Emtec pay for the shares I tender?

We will pay the purchase price, net in cash, without interest, for the shares we purchase promptly after the expiration of the Offer and the acceptance of the shares for payment. We do not expect, however, to announce the results of proration and begin paying for tendered shares until at least seven to ten business days after the Expiration Time. See Section 5.

Will I have to pay brokerage commissions if I tender my shares?

If you are the record owner of your shares and you tender your shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a bank, broker, dealer, trust company or other nominee and that person tenders your shares on your behalf, that person may charge you a fee for doing so. You should consult with your bank, broker, dealer, trust company or other nominee to determine whether any charges will apply. See Section 3.

How was the $1.92 per share purchase price determined?

The $1.92 per share purchase price was determined and agreed upon in connection with the Merger’s requirement that we undertake a tender offer. In agreeing to the $1.92 per share price, Emtec’s Board of Directors gave predominant weight to the trading price of the shares on the Over the Counter Bulletin Board during the year leading up to execution of the Merger. The Board of Directors also considered the probable effect on the trading price of the shares if a large number of shares were to be offered for sale at any one time.

What are the United States federal income tax consequences if I tender my shares?

Generally, you will be subject to United States federal income taxation and applicable withholding when you receive cash from us in exchange for the shares you tender in the Offer. The receipt of cash for your tendered shares will generally be treated for United States federal income tax purposes either as (1) a sale or exchange or (2) a distribution in respect of stock from Emtec. We recommend that you consult with your tax advisor with respect to your particular situation. See Section 14.

Will I have to pay stock transfer tax if I tender my shares?

Generally, we will pay all stock transfer taxes unless payment is made to, or if shares not tendered or accepted for payment are to be registered in the name of, someone other than the registered holder, or tendered certificates are registered in the name of someone other than the person signing the Letter of Transmittal. See Section 5.

Who can I talk to if I have questions?

If you have any questions regarding the Offer, please contact D.F. King & Co., Inc., the Information Agent for the Offer, at (800) 290-6431. Additional contact information for the Information Agent is set forth on the back cover page of this document.

FORWARD LOOKING STATEMENTS

This Offer to Purchase (including any documents incorporated by reference or deemed to be incorporated by reference) contains statements that are not historical facts and constitute projections, forecasts or forward-looking statements. In addition, we or others on our behalf may make forward-looking statements from time to time in oral presentations, including telephone conferences and/or web casts open to the public, in press releases or reports, on our Internet web site or otherwise. Statements that are not historical are forward looking and reflect expectations and assumptions. These statements may be identified by the use of forward-looking words or phrases such as “intend,” “plan,” “may,” “will,” “project,” “estimate,” “anticipate,” “believe,” “expect,” “continue,” “potential,” “opportunity” and similar expressions, whether in the negative or affirmative. We cannot guarantee that we actually will achieve these plans, intentions or expectations. All statements regarding our expected financial position, business and financing plans are forward-looking statements.

Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. These statements are based on assumptions and assessments made by our management in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes to be appropriate. These forward looking statements are subject to a number of risks and uncertainties, including but not limited to continuation of our longstanding relationships with major customers, our ability to integrate acquired businesses into its operations and realize planned synergies, the extent to which acquired businesses are able to meet the our expectations and operate profitably, ability to obtain financing, changes in regulations that could affect demand for products and unanticipated developments that could occur with respect to contingencies such as environmental matters and litigation. In addition, we are subject to risks and uncertainties that affect the manufacturing sector generally, including, but not limited to, economic, competitive, governmental and technological factors affecting our operations, markets, products, services and prices. Any such forward looking statements are not guarantees of future performances and actual results, developments and business decisions may differ from those envisaged by such forward looking statements. We disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the foregoing.

These risks and uncertainties include risks related to our businesses as well as the factors relating to the transactions discussed in this Offer to Purchase. You should not place undue reliance on the forward-looking statements, which speak only as to the date of this Offer to Purchase or the date of documents incorporated by reference.

In addition, please refer to our Annual Report on Form 10-K for the fiscal year ended March 31, 2005, filed with the U.S. Securities and Exchange Commission, which is incorporated by reference herein, for additional information on risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements or that may otherwise impact our company and business.

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To the Holders of our Common Stock:

INTRODUCTION

We invite our shareholders to tender shares of our common stock, $0.01 par value per share (the “shares”), for purchase by us. Upon the terms and subject to the conditions of this Offer to Purchase and the related Letter of Transmittal, we are offering to purchase for cash up to 2,864,584 shares at a price of $1.92 per share.

The Offer is being made upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (together with any amendments or supplements hereto or thereto).

Only shares properly and not properly withdrawn will be purchased. However, because of the proration and conditional tender provisions described in this Offer to Purchase, all of the shares tendered will not be purchased if more than the number of shares we seek are tendered. We will return shares we do not purchase because of proration promptly following the Expiration Time. See Section 3.

We reserve the right to purchase more than 2,864,584 shares of common stock pursuant to the Offer, subject to certain limitations and legal requirements. See Section 1 and Section 15.

Tendering shareholders whose shares of common stock are registered in their own names and who tender directly to the Depositary, will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 7 to the Letter of Transmittal, stock transfer taxes on the purchase of shares of common stock by us under the Offer. If you own your shares of common stock through a bank, broker, dealer, trust company or other nominee and that person tenders your shares of common stock on your behalf, that person may charge you a fee for doing so. You should consult your bank, broker, dealer, trust company or other nominee to determine whether any charges will apply.

Our obligation to accept, and pay for, shares of common stock validly tendered pursuant to the Offer is conditioned upon satisfaction or waiver of the other conditions. See Section 7 of this Offer to Purchase, “Conditions to the Offer”.

Our Board of Directors has approved the Offer. However, neither we nor our Board of Directors nor the Information Agent is making any recommendation whether you should tender or refrain from tendering your shares. You must decide whether to tender your shares and, if so, how many shares to tender. You should discuss whether to tender your shares with your broker or other financial or tax advisor with respect to your particular situation. Our current directors have advised the Company that they do not intend to tender shares of common stock in this offer; however, certain of the Company’s executive officers and former directors have advised the Company that they intend to tender their shares the Offer. Dinesh Desai, our Chairman, Chief Executive Officer, one of our directors and our largest shareholder, has informed us that he does not intend to tender shares pursuant to the Offer. As such, his ownership interest in Emtec will increase from 53.1% to 63.8% if the full number of shares contemplated by the Offer are purchased. In addition, Margaret Grabel, our second largest shareholder, has also informed us that she does not intend to tender shares pursuant to the offer. As such, her ownership interest will increase from approximately 13.3% to approximately 16% of the full number of shares contemplated by the Offer as proposed. See Section 11.

Section 14 of this Offer to Purchase, “United States Federal Income Tax Consequences,” describes various United States federal income tax consequences of a sale of shares under the Offer.

We will pay the fees and expenses incurred in connection with the Offer by Zions First National Bank, the Depositary for this Offer, and D.F. King & Co., Inc., the Information Agent for this Offer. See Section 16.

As of September 6, 2005, there were 17,204,134 shares of common stock issued and outstanding. The 2,864,584 shares that we are offering to purchase hereunder represent approximately 16.6% of the outstanding shares of common stock. The shares are traded on the Over-the-Counter Bulletin Board System under the symbol “ETEC.OB.” On September 6, 2005, the last full trading day before commencement of the Offer, the closing price of the shares of common stock on the Over-the-Counter Bulletin Board System was $2.45 per share. Shareholders are urged to obtain current market quotations for the shares of common stock before deciding whether to tender their shares of common stock. See Section 8.

This Offer to Purchase and the related Letter of Transmittal contain important information that you should read carefully before you make any decision regarding the Offer.

THE TENDER OFFER

1. Number of Shares; Proration

General. Upon the terms and subject to the conditions of the Offer, Emtec will purchase 2,864,584 shares of common stock, or such fewer number of shares as are properly tendered and not properly withdrawn in accordance with Section 4, before the schedule Expiration Time of the Offer, at a purchase price of $1.92 per share in cash, without interest.

The term “Expiration Time” means 12:00 midnight, New York City time, on Tuesday, October 4, 2005, unless and until we, in our reasonable discretion, shall have extended the period of time during which the Offer will remain open, in which event the term “Expiration Time” shall refer to the latest time and date at which the Offer, as so extended by us, shall expire. See Section 15 for a description of our right to extend, delay, terminate or amend the Offer. In accordance with the rules of the Securities and Exchange Commission (the “Commission” or the “SEC”), we may, and we expressly reserve the right to, purchase under the Offer an additional amount of shares not to exceed 2% of the outstanding shares (approximately 344,083 shares) without amending or extending the Offer. See Section 15.

In the event of an over-subscription of the Offer as described below, shares tendered will be subject to proration, except for odd lots and the conditional tender provisions. Except as described herein, the proration period and withdrawal rights expire on the Expiration Time.

If we:

•	increase or decrease the price to be paid for shares;

•	increase the number of shares being sought in the Offer and such increase in the number of shares being sought exceeds 2% of the outstanding shares (approximately 344,083 shares); or

•	decrease the number of shares being sought; and

the Offer is scheduled to expire at any time earlier than the expiration of a period ending at 12:00 midnight, New York City time on the tenth business day (as defined below) from, and including, the date that notice of any such increase or decrease is first published, sent or given in the manner specified in Section 15, the Offer will be extended until the expiration of such period of ten business days. For the purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, prevailing New York City time.

Our Offer is not conditioned on any minimum number of shares being tendered. Our offer, however, is subject to other conditions. See Section 7.

Only shares properly tendered and not properly withdrawn will be purchased, upon the terms and subject to the conditions of the tender offer. However, because of the odd lot priority, proration and conditional tender provisions of the tender offer, all of the shares tendered will not be purchased if more than the number of shares we seek are properly tendered. All shares tendered and not purchased under the tender offer, including shares not purchased because of proration or conditional tenders, will be returned to the tendering stockholders at our expense promptly after the Expiration Time.

Priority of Purchases. Upon the terms and subject to the conditions of the Offer, if more than 2,864,584 shares, or such greater number of shares as we may elect to purchase (such additional shares not to exceed 2% of our outstanding shares), have been properly tendered and not properly withdrawn, we will purchase properly tendered shares of common stock on the basis set forth below:

•

First, we will purchase all shares properly tendered and not properly withdrawn prior to the Expiration Time by any primary odd lot holder (as defined below) who: (a) tenders all shares owned beneficially or of record by that primary odd lot holder (tenders of fewer than all the shares owned by that primary odd lot holder will not qualify for this preference); and (b) completes the appropriate portion of the section entitled “Primary Odd Lots” in the related Letter of Transmittal and, if applicable, in the notice of guaranteed delivery.

•	Second, subject to the conditional tender provisions described in Section 6, we will purchase all other shares properly tendered and not properly withdrawn prior to the Expiration Time, on a pro rata basis.

•	Third, only if necessary to permit us to purchase 2,864,584 shares (or such greater number of shares as we may elect to purchase), we will purchase shares conditionally tendered (for which the condition was not initially satisfied), by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

As a result of the foregoing priorities applicable to the purchase of shares tendered, it is possible that fewer than all shares tendered by a stockholder will be purchased or that, if a tender is conditioned upon the purchase of a specified minimum number of shares, none of those shares will be purchased.

Odd Lots. For purposes of the tender offer, the term “odd lot” shall mean all shares properly tendered prior to the Expiration Time and not properly withdrawn by any person, referred to as a “primary odd lot holder,” who owns beneficially or of record an aggregate fewer than 100 shares and so certifies in the appropriate place on the Letter of Transmittal and, if applicable, upon the notice of guaranteed delivery. To qualify for this preference, odd lot holders must tender all shares owned beneficially or of record by such odd lot holder in accordance with the procedures described in Section 3. As set forth above, odd lots will be accepted for payment before proration, if any, of the purchase of other tendered shares. This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more shares, even if these holders have separate accounts or shares certificates representing fewer than 100 shares. By accepting the tender offer, an odd lot holder who holds shares in its name and tenders its shares directly to the Depositary would not only avoid the payment of brokerage commissions, but also would avoid any applicable odd lot discounts in a sale of the odd lot holder’s shares. Any odd lot holder wishing to tender all of its shares pursuant to the tender offer should complete the sections entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the notice of guaranteed delivery.

Proration. If proration of tendered shares is required, Emtec will determine the proration factor as promptly as practicable following the Expiration Time. Proration for each shareholder tendering shares of common stock will be based on the ratio of the number of shares properly tendered and not properly withdrawn by the shareholder to the total number of shares properly tendered and not properly withdrawn by all shareholders, subject to conditional tenders. Because of the difficulty in determining the number of shares properly tendered and not properly withdrawn, we expect that we will not be able to announce the final proration factor or commence payment for any shares purchased pursuant to the Offer until approximately seven to ten business days after the Expiration Time. The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Time. After the Expiration Time, shareholders may obtain preliminary proration information from the Information Agent and also may be able to obtain the information from their brokers.

As described in Section 14, the number of shares that we will purchase from a shareholder under the Offer may affect the United States federal income tax consequences to that shareholder and, therefore, may be relevant to a shareholder’s decision whether or not to tender shares.

This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of shares and will be furnished to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on our shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

2. Purpose of the Tender Offer

Purpose of the Tender Offer. The Merger requires us to pursue the Offer. They believe that, the Offer set forth herein represents a mechanism to provide all of our shareholders with the opportunity to tender all or a portion of their shares and, thereby, receive a return of capital if they so elect. The Offer also provides shareholders (particularly those who, because of the size of their stockholdings, might not be able to sell their shares without potential disruption to the share price) with an opportunity to obtain liquidity with respect to all or a portion of their shares, without potential disruption to the share price and the usual transaction costs associated with market sales. In addition, shareholders who do not participate in the Offer will automatically increase their relative percentage interest in us and our future operations at no additional cost to them. As a result, our Board of Directors believes that investing in our own shares in this manner is an attractive use of capital and an efficient means to provide value to our shareholders.

Neither we nor any member of our Board of Directors nor the Information Agent makes any recommendation to any shareholder as to whether to tender or refrain from tendering any shares. We have not authorized any person to make any such recommendation. Shareholders should carefully evaluate all information in the Offer and should make their own decisions about whether to tender shares. In doing so, Shareholders should read carefully the information in this Offer to Purchase and in the related Letter of Transmittal. Shareholders are also urged to consult with their tax advisors to determine the consequences to them of participating or not participating in the Offer. Our current directors have advised the Company that they do not intend to tender shares of common stock in this offer, however, certain of the Company’s executive officers and former directors have advised the Company that they intend to tender their shares the Offer. Dinesh Desai, our Chairman, Chief Executive Officer, one of our directors and our largest shareholder, has informed us that he does not intend to tender shares pursuant to the Offer. As such, his ownership interest in Emtec will increase from 53.1% to 63.8% if the full number of shares contemplated by the Offer are purchased. In addition, Margaret Grabel, our second largest shareholder, has also informed us that she does not intend to tender shares pursuant to the offer. As such, her ownership interest will increase from approximately 13.3% to approximately 16% of the full number of shares contemplated by the Offer as proposed. See Section 11.

Certain Effects of the Offer. Shareholders who do not tender their shares pursuant to the Offer and shareholders who otherwise retain an equity interest in the Company as a result of a partial tender of shares or a proration will continue to be owners of the Company. As a result, those shareholders will realize a proportionate increase in their relative equity interest in the Company and, thus, in our future earnings and assets, if any, and will bear the attendant risks associated with owning our equity securities, including risks resulting from our purchase of shares. We can give no assurance, however, that we will not issue additional shares or equity interests in the future. It is possible that shareholders may be able to sell non-tendered shares in the future on the Over-the-Counter Bulletin Board or otherwise, at a net price significantly higher than the purchase price in the Offer. We can give no assurance, however, as to the price at which a shareholder may be able to sell his or her shares in the future, which may be higher or lower than the purchase price paid by us in the Offer.

Shares we acquire pursuant to the Offer will be canceled and returned to the status of authorized but unissued stock and will be available for us to issue without further shareholder action (except as required by applicable law) for purposes including, without limitation, acquisitions, raising additional capital and the satisfaction of obligations under existing or future employee benefit or compensation programs or stock plans or compensation programs for directors.

The Offer also provides our shareholders with an efficient way to sell their shares without incurring brokers’ fees or commissions. Where shares are tendered by the registered owner of those shares directly to the Depositary, the sale of those shares in the Offer will permit the seller to avoid the usual transaction costs associated with open market sales.

The purchase of shares in the Offer will reduce the number of shares that might otherwise trade publicly and is likely to reduce the number of Emtec stockholders. Assuming we acquire 2,864,584 shares in the Offer, 14,339,550 shares will be outstanding immediately after the Offer. This may reduce the volume of trading in the shares and make it more difficult to buy or sell significant amounts of the shares without materially affecting the market price.

We do not believe that the purchase of shares in the tender offer will cause the remaining shares to be delisted from the Over-the-Counter Bulletin Board. The tender offer is conditioned upon there not being any reasonable likelihood, in our reasonable judgment, that the consummation of the tender offer and the purchase of shares will cause the shares to be delisted from the Over-the-Counter Bulletin Board. See Section 7.

Our common stock is registered under the Exchange Act, which requires, among other things, that we furnish information to our stockholders and to the Commission and comply with the Commission’s proxy rules in connection with meetings of stockholders. We believe that the purchase of shares pursuant to the tender offer will not result in the shares becoming eligible for deregistration under the Exchange Act. The tender offer is conditioned upon there not being any reasonable likelihood, in Emtec’s reasonable judgment, that the consummation of the tender offer and the purchase of shares will cause its common stock to be eligible for deregistration under the Exchange Act. See Section 7.

Other Plans. Except as otherwise disclosed in this Offer to Purchase, we currently have no plans, proposals or negotiations underway that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	any purchase, sale or transfer of an amount of our assets or any of our subsidiaries’ assets which is material to us and our subsidiaries, taken as a whole;

•	any material change in our present dividend policy;

•	any other material change in our corporate structure or business;

•	any material change in our capitalization or our corporate structure or our business;

•	our equity securities ceasing to be authorized to be quoted on the Over-the-Counter Bulletin Board;

•	our equity securities becoming eligible for termination of registration under Section 12(g) of the Exchange Act;

•	the suspension of our obligation to file reports under Section 13 of the Exchange Act; or

•	the acquisition or disposition by any person of our securities.

3. Procedures for Tendering Shares

Proper Tender of Shares. For a shareholder to make a proper tender of shares under the Offer (i) the Depositary must receive, at one of the addresses set forth on the back cover of this Offer to Purchase and prior to the Expiration Time:

•	a Letter of Transmittal, or a facsimile thereof, properly completed and duly executed, together with any required signature guarantees, or, in the case of a book-entry transfer, an Agent’s Message (see “—Book-Entry Transfer” below), and any other required documents; and

•	either certificates representing the tendered shares or, in the case of tendered shares delivered in accordance with the procedures for book-entry transfer we describe below, a book-entry confirmation of that delivery (see “—Book-Entry Transfer” below); or

(ii) the tendering shareholder must, before the Expiration Time, comply with the guaranteed delivery procedures we describe below.

The valid tender of shares by you by one of the procedures described in this Section 3 will constitute a binding agreement between you and us on the terms of, and subject to the conditions to, the Offer.

Odd lot holders who tender all shares must complete the section captioned “Odd Lots” in the Letter of Transmittal and, if applicable, in the notice of guaranteed delivery, to qualify for the preferential treatment available to odd lot holders as set forth in Section 1. Shareholders may tender shares subject to the condition that a specified minimum number of shares must be purchased. Any shareholder desiring to make such a conditional tender should so indicate in the box captioned “Conditional Tender” on the Letter of Transmittal and, if applicable, in the notice of guaranteed delivery. It is the tendering stockholder’s responsibility to determine the minimum number of shares to be purchased. SHAREHOLDERS SHOULD CONSULT THEIR OWN INVESTMENT AND TAX ADVISORS WITH RESPECT TO THE EFFECT OF PRORATION OF THE TENDER OFFER AND THE ADVISABILITY OF MAKING A CONDITIONAL TENDER. See Section 6 and Section 13.

We urge shareholders who hold shares through brokers or banks to consult the brokers or banks to determine whether transaction costs are applicable if they tender shares through the brokers or banks and not directly to the Depositary.

Book-Entry Transfer. For purposes of the Offer, the Depositary will establish an account for the shares at The Depositary Trust Company (the “book-entry transfer facility”) within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of shares by causing the book-entry transfer facility to transfer those shares into the Depositary’s account in accordance with the book-entry transfer facility’s procedures for such a transfer. Although delivery of shares may be effected through book-entry transfer into the Depositary’s account at the book-entry transfer facility, the Letter of Transmittal, or a facsimile thereof, properly completed and duly executed, with any required signature guarantees, or an Agent’s Message, and any other required documents must, in any case, be transmitted to, and received by, the Depositary at one of the addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time, or the tendering shareholder must comply with the guaranteed delivery procedures we describe below.

The confirmation of a book-entry transfer of shares into the Depositary’s account at the book-entry transfer facility as we describe above is referred to herein as a “book-entry confirmation.” Delivery of documents to the book-entry transfer facility in accordance with the book-entry transfer facility’s procedures will not constitute delivery to the Depositary.

The term “Agent’s Message” means a message transmitted by the book-entry transfer facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the book-entry transfer facility has received an express acknowledgment from the participant tendering shares through the book-entry transfer facility that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against that participant.

The method of delivery of shares, the Letter of Transmittal and all other required documents, including delivery through the book-entry transfer facility, is at the election and risk of the tendering shareholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by book-entry confirmation). If you plan to make delivery by mail, we recommend that you deliver by registered mail with return receipt requested and obtain proper insurance. In all cases, sufficient time should be allowed to ensure timely delivery.

Signature Guarantees and Method of Delivery. No signature guarantee will be required on a Letter of Transmittal for shares tendered thereby if:

•	the “registered holder(s)” of those shares signs the Letter of Transmittal and has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•	those shares are tendered for the account of an “eligible institution.”

For purposes hereof, a “registered holder” of tendered shares will include any participant in the book-entry transfer facility’s system whose name appears on a security position listing as the owner of those shares, and an “eligible institution” is a “financial institution,” which term includes most commercial banks, savings and loan associations and brokerage houses, that is a participant in any of the following: (i) the Securities Transfer Agents Medallion Program; (ii) the New York Stock Exchange, Inc. Medallion Signature Program; or (iii) the Stock Exchange Medallion Program.

Except as we describe above, all signatures on any Letter of Transmittal for shares tendered thereby must be guaranteed by an eligible institution. See Instructions 1 and 6 to the Letter of Transmittal. If the certificates for shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instructions 1 and 6 to the Letter of Transmittal. The method of delivery of all documents, including share certificates, the Letter of Transmittal and any other required documents, is at the election and risk of the tendering stockholder. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended.

Guaranteed Delivery. If you wish to tender shares under the Offer and your certificates for shares are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Time, your tender may be effected if all the following conditions are met:

•	your tender is made by or through an eligible institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form we provide, is received by the Depositary, as provided below, prior to the Expiration Time; and

•	the Depositary receives, at one of the addresses set forth on the back cover of this Offer to Purchase and within the period of three trading days after the Expiration Time, either: (i) the certificates representing the shares being tendered together with (1) a Letter of Transmittal, or a facsimile thereof, relating thereto which has been properly completed and duly executed and includes all signature guarantees required thereon and (2) all other required documents; or (ii) in the case of any book-entry transfer of the shares being tendered which is effected in accordance with the book-entry transfer procedures we describe above under “—Book-Entry Transfer” within the same three-trading day period (1) either a Letter of Transmittal, or a facsimile thereof, relating thereto which has been properly completed and duly executed and includes all signature guarantees required thereon or an Agent’s Message, (2) a book-entry confirmation relating to that transfer and (3) all other required documents.

For these purposes, a “trading day” is any day on which the Over-the-Counter Bulletin Board is open for business.

A Notice of Guaranteed Delivery must be delivered to the Depositary by hand, facsimile transmission or mail and must include a guarantee by an eligible institution in the form set forth in the Notice of Guaranteed Delivery that is to be delivered to the Depositary.

Other Requirements. Notwithstanding any other provision hereof, payment for shares of common stock accepted for payment under the Offer will in all cases be made only after timely receipt by the Depositary of:

•	certificates representing, or a timely book-entry confirmation respecting, those shares;

•	a Letter of Transmittal, or a facsimile thereof, properly completed and duly executed, with any required signature guarantees thereon, or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal; and

•	any other documents the Letter of Transmittal requires.

Accordingly, tendering shareholders may be paid at different times depending on when certificates representing, or book-entry confirmations respecting, their shares of common stock are actually received by the Depositary.

Under no circumstances will we pay interest on the purchase price of the shares of common stock we purchase in the Offer, regardless of any extension of or amendment to the Offer or any delay in making that payment.

Return of Unpurchased Shares. If any tendered shares are not purchased under the Offer or are properly withdrawn before the Expiration Time, or if fewer than all shares evidenced by share certificates are tendered, certificates for unpurchased shares will be returned promptly after the expiration or termination of the Offer or the proper withdrawal of the shares, as applicable, or, in the case of shares rendered by book-entry transfer at the book-entry transfer facility, the shares will be credited to the appropriate account maintained by the tendering stockholder at the book-entry transfer facility, in each case without expense to the stockholder.

Tendering Shareholder’s Representation and Warranty; Our Acceptance Constitutes an Agreement. It is a violation of Rule 14e-4 promulgated under the Exchange Act for a person acting alone or in concert with others, directly or indirectly, to tender shares for such person’s own account unless at the time of tender and at the Expiration Time such person has a “net long position” in (a) the shares that is equal to or greater than the amount tendered and will deliver or cause to be delivered such shares for the purpose of tendering to us within the period specified in the Offer or (b) other securities immediately convertible into, exercisable for or exchangeable into shares (“Equivalent Securities”) that is equal to or greater than the amount tendered and, upon the acceptance of such tender, will acquire such shares by conversion, exchange or exercise of such Equivalent Securities to the extent required by the terms of the Offer and will deliver or cause to be delivered such shares so acquired for the purpose of tender to us within the period specified in the Offer. Rule 14e-4 also provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. A tender of shares made pursuant to any method of delivery set forth herein will constitute the tendering shareholder’s representation and warranty to us that (a) such shareholder has a “net long position” in shares or Equivalent Securities being tendered within the meaning of Rule 14e-4, and (b) such tender of shares of common stock complies with Rule 14e-4. Our acceptance for payment of shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the number of shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by us, in our reasonable discretion, and our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders we determine not to be in proper form or the acceptance for payment of, or payment for, shares of common stock which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any conditions of the Offer with respect to all shareholders or any defect or irregularity in any tender with respect to any particular shares or any particular shareholder whether or not we waive similar defects or irregularities in the case of other shareholders. No tender of shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of us, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms of and conditions to the Offer, including the Letter of Transmittal and the instructions thereto, will be final and binding. By tendering shares to us, you agree to accept all decisions we make concerning these matters and waive any right you might otherwise have to challenge those decisions.

Backup U.S. Federal Income Tax Withholding. Under the U.S. federal income tax laws, payments in connection with the transaction may be subject to “backup withholding” at a rate of 28%, unless a shareholder that holds shares:

•	provides a correct taxpayer identification number (which, for an individual shareholder, is the shareholder’s social security number) and certifies, under penalties of perjury, that he or she is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules; or

•	is a corporation or comes within other exempt categories and, when required, demonstrates this fact and otherwise complies with applicable requirements of the backup withholding rules.

Any amount withheld under these rules will be creditable against the U.S. holder’s U.S. federal income tax liability or refundable to the extent that it exceeds such liability if the U.S. holder provides the required information to the Internal Revenue Service. A shareholder that does not provide a correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service. To prevent backup U.S. federal income tax withholding on cash payable under the Offer, each shareholder should provide the Depositary with his or her correct taxpayer identification number and certify that he or she is not subject to backup U.S. federal income tax withholding by completing the Substitute Internal Revenue Service Form W-9 included in the Letter of Transmittal. Foreign shareholders should complete and sign the appropriate Internal Revenue Service Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See Instruction 10 to the Letter of Transmittal.

Lost Certificates. If the share certificates which a registered holder wants to surrender have been lost, destroyed or stolen, the shareholder should promptly notify the Depositary at (888) 416-5176. The Depositary will instruct the shareholder as to the steps that must be taken in order to replace the certificates.

We will decide, in our reasonable discretion, all questions as to the number of shares of to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares, and each such decision will be final and binding on all parties.

4. Withdrawal Rights

Except as this Section 4 otherwise provides, tenders of shares are irrevocable. You may withdraw shares that you have previously tendered under the Offer according to the procedures we describe below at any time prior to the Expiration Time.

For a withdrawal to be effective, a written or facsimile notice of withdrawal must:

•	be received in a timely manner by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase; and

•	specify the name of the person having tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of the shares to be withdrawn, if different from the name of the person who tendered the shares.

If certificates for shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those certificates, the serial numbers shown on those certificates must be submitted to the Depositary and, unless an eligible institution has tendered those shares, an eligible institution must guarantee the signatures on the notice of withdrawal.

If shares have been delivered in accordance with the procedures for book-entry transfer described in Section 3 of this Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn shares and otherwise comply with the book-entry transfer facility’s procedures.

Withdrawals of tenders of shares may not be rescinded, and any shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn shares may be retendered at any time prior to the Expiration Time by again following one of the procedures described in Section 3 of this Offer to Purchase, “Procedures for Tendering Shares.”

We will decide, in our reasonable discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal, and each such decision will be final and binding. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of shares by any shareholder, whether or not we waive similar defects or irregularities in the case of any other shareholder. None of us, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

If we extend the Offer, are delayed in our purchase of shares, or are unable to purchase shares under the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, subject to applicable law, retain tendered shares on our behalf, and such shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in this Section 4.

5. Purchase of Shares and Payment of Purchase Price

Upon the terms and subject to the conditions of the Offer, as promptly as practicable following the Expiration Time, we will accept for payment and pay the purchase price for up to 2,864,584 shares (or such higher amount as we may elect pursuant to the terms hereof, not to exceed 2%) properly tendered and not properly withdrawn prior to the Expiration Time. For purposes of the Offer, Emtec will be deemed to have accepted for payment, and therefore purchased shares, that are properly tendered and not properly withdrawn, subject to the proration and conditional tender provisions of the Offer, only when, as and if it gives oral or written notice to the Depositary of its acceptance of the shares for payment under the Offer.

Subject to applicable rules of the SEC, we expressly reserve the right to delay acceptance for payment of, or payment for, shares in anticipation of governmental regulatory approvals. We remain, however, obliged to pay the purchase price of the shares accepted for payment promptly after the Expiration Time.

Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay the per share purchase price in cash for all of the shares accepted for payment pursuant to the Offer promptly after the Expiration Time. In all cases, payment for shares tendered and accepted for payment pursuant to the Offer will be made promptly, subject to possible delay in the event of proration, but only after timely receipt by the Depositary of:

•	certificates for shares, or of a timely book-entry confirmation of shares into the Depositary’s account at the book-entry transfer facility,

•	a properly completed and duly executed Letter of Transmittal (or manually signed facsimile of the Letter of Transmittal), or, in the case of a book-entry transfer, an Agent’s Message, and

•	any other required documents.

We will pay for shares purchased pursuant to the Offer by depositing the aggregate purchase price for the shares with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from us and transmitting payment to the tendering shareholders.

In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment as soon as practicable after the Expiration Time. However, we expect that we will not be able to announce the final results of any proration or commence payment for any shares purchased pursuant to the Offer until approximately seven to ten days after the Expiration Time. Certificates for all shares tendered and not purchased and shares not purchased due to proration will be returned or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with the book-entry transfer facility by the participant who delivered the shares, to the tendering shareholder at our expense as promptly as practicable after the Expiration Time or termination of the Offer without expense to the tendering shareholders.

Under no circumstances will we pay interest on the purchase price, including but not limited to, by reason of any delay in making payment. In addition, if certain events occur, we may not be obligated to purchase shares pursuant to the Offer. See Section 7.

We will pay all stock transfer taxes, if any, payable on the transfer to us of shares purchased pursuant to the Offer. If, however, payment of the purchase price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption from payment of the stock transfer taxes, is submitted. See Instruction 7 of the Letter of Transmittal.

Any tendering shareholder or other payee who fails to complete fully, sign and return to the Depositary the Substitute Form W-9 included with the Letter of Transmittal may be subject to required United States federal income tax backup withholding of 28% of the gross proceeds paid to the shareholder or other payee pursuant to the Offer. See Section 3. Also see Section 14 regarding United States federal income tax consequences for non-United States shareholders.

6. Conditional Tender of Shares

Subject to the exceptions for odd lot holders, in the event of an over-subscription of the Offer, shares tendered prior to the Expiration Time will be subject to proration. See Section 1. As discussed in Section 14, the number of shares to be purchased from a particular shareholder may affect the tax treatment of the purchase to the shareholder and the shareholder’s decision whether to tender. Accordingly, a shareholder may tender shares subject to the condition that a specified minimum number of the shareholder’s shares tendered pursuant to a Letter of Transmittal must be purchased if any shares tendered are purchased. Such a tender is referred to herein as a “conditional tender”. Any shareholder desiring to make a conditional tender must so indicate in the box entitled “Conditional Tender” in the Letter of Transmittal. Shareholders are urged to consult their tax advisors to determine the particular tax consequences to them of participating in the Offer.

Any tendering shareholder wishing to make a conditional tender must calculate and appropriately indicate the minimum number of shares that must be purchased if any are to be purchased. After the Offer expires, if more than 2,864,584 shares (or such greater number of shares as we may elect to purchase, such additional shares not to exceed 2% of our outstanding shares (approximately 344,083 shares)) are properly tendered and not properly withdrawn, so that we must prorate our acceptance of and payment for tendered shares, we will calculate a preliminary proration percentage based upon all shares properly tendered, conditionally or unconditionally. If the effect of this preliminary proration would be to reduce the number of shares to be purchased from any shareholder (tendered pursuant to a Letter of Transmittal) below the minimum number specified, the tender will automatically be regarded as withdrawn (except as provided in the next paragraph). All shares tendered by a shareholder subject to a conditional tender pursuant to the Letter of Transmittal and regarded as withdrawn as a result of proration will be returned promptly after the Expiration Time at our expense.

After giving effect to these withdrawals, we will accept the remaining shares properly tendered, conditionally or unconditionally, on a pro rata basis, if necessary. If conditional tenders would otherwise be regarded as withdrawn and would cause the total number of shares to be purchased to fall below 2,864,584 (or such greater number of shares as we may elect to purchase, such additional shares not to exceed 2% of our outstanding shares (approximately 344,083 shares)) then, to the extent feasible, we will select enough of the conditional tenders that would otherwise have been withdrawn to permit us to purchase 2,864,584 shares (or such greater number of shares as we may elect to purchase as described above). In selecting among the conditional tenders, we will select by random lot, treating all tenders by a particular taxpayer as a single lot, and will limit our purchase in each case to the designated minimum number of shares to be purchased. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares.

7. Conditions of the Tender Offer

Notwithstanding any other provision of the Offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to Rule 13e-4(f) under the Exchange Act, if, at any time on or after September 7, 2005 and prior to the Expiration Time any of the following events shall have occurred (or shall have been reasonably determined by us to have occurred) that, in our reasonable judgment and regardless of the circumstances giving rise to the event or events, make it inadvisable to proceed with the Offer or with acceptance for payment:

•	any general suspension of, or general limitation on prices for, or trading in, securities on any national securities exchange in the United States or in the over-the-counter market; or

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation (whether or not mandatory) by any governmental agency or authority on, or any other event that, in our reasonable judgment, could reasonably be expected to adversely affect, the extension of credit by banks or other financial institutions;

•	there has been threatened in writing, instituted, or pending any action, proceeding, application or counterclaim by or before any court or governmental, administrative or regulatory agency or authority, domestic or foreign, or any other person or tribunal, domestic or foreign, which:

•	challenges or seeks to challenge, restrain, prohibit or delay the making of the Offer, the acquisition by us of the shares of common stock, or any other matter relating to the Offer, or seeks to obtain any material damages or otherwise relating to the transactions contemplated by the Offer;

•	seeks to make the purchase of, or payment for, some or all of the shares of common stock pursuant to the Offer illegal or results in a delay in our ability to accept for payment or pay for some or all of the shares of common stock;

•	seeks to impose limitations on our ability (or any affiliate of ours) to acquire or hold or to exercise full rights of ownership of the shares of common stock, including, but not limited to, the right to the shares of common stock purchased by us on all matters properly presented to our shareholders;

•	otherwise could reasonably be expected to materially adversely affect the business, properties, assets, liabilities, capitalization, shareholders’ equity, financial condition, operations, licenses, results of operations or prospects of us or any of our subsidiaries or affiliates; or

•	otherwise relates to the Offer or which otherwise, in our reasonable judgment, could reasonably be expected to adversely affect us or any of our subsidiaries or affiliates or the value of the shares of common stock; or

•	we determine that the consummation of the Offer and the purchase of the shares may:

•	cause the shares to be held of record by less than 300 persons; or

•	cause the shares to be delisted from the Over-the-Counter Bulletin Board or to be eligible for deregistration under the Exchange Act.

The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any condition, and may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion before the Expiration Time. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time prior to the Expiration Time. In certain circumstances, if we waive any of the conditions described above, we may be required to extend the Expiration Time. Any determination by us concerning the events described above will be final and binding on all parties.

8. Price Range of the Shares

The shares are traded on the Over-the-Counter Bulletin Board under the trading symbol “ETEC.OB.” The following table sets forth, for each of the periods indicated, the high and low sales prices per share as reported by the Over-the-Counter Bulletin Board based on published financial sources.

	High	Low
Year Ended March 31, 2004:
First Quarter	$0.52	$0.22
Second Quarter	$0.96	$0.37
Third Quarter	$1.20	$0.80
Fourth Quarter	$1.45	$0.80
Year Ended March 31, 2005:
First Quarter	$1.35	$0.95
Second Quarter	$1.15	$0.88
Third Quarter	$2.80	$0.85
Fourth Quarter	$3.04	$1.32
Year Ending March 31, 2006:
First Quarter	$2.70	$1.32
Second Quarter (through September 6, 2005)	$3.25	$2.02

On September 6, 2005, which was the last full trading day before commencement of the Offer, the last reported sales price of the shares reported by the Over-the-Counter Bulletin Board was $2.45 per share. We urge shareholders to obtain a current market price for the shares before deciding whether and to tender their shares.

We have not previously declared any dividends. It is not likely that dividends on the shares will be declared in the fiscal year ending March 31, 2006. Under our current loan agreement, we may not declare any dividends without the consent of our lenders. However, subject to obtaining such consent, the determination and payment of dividends with respect to the shares in the future will be within the discretion of our board of directors and will depend on the Company’s earnings, capital requirements and operating and financial condition, among other factors.

9. Source and Amount of Funds

Assuming that 2,864,584 shares are tendered in the Offer at a price of $1.92 per share, the aggregate purchase price will be approximately $5.5 million. We expect that expenses for the Offer will be approximately $125,000.

We anticipate that we will pay for the shares tendered in the Offer and all expenses applicable to the Offer primarily by borrowing up to $5.5 million under our senior secured credit facility with General Electric Commercial Distribution Finance Corporation (“GE CDF”). GE CDF has agreed to provide us with a revolving credit line in an amount equal to the lesser of $35.0 million minus a $3.15 million reserve or 85% of eligible account receivable minus a $3.15 million reserve subject to the terms and conditions contained in our agreements with GE CDF. Pursuant to the Merger, GE CDF has funded an escrow account with our Depositary in an amount of $5.5 million against the Credit Facility, to be used to fund purchases under the Offer.

10. Certain Information Concerning Emtec

General

Emtec is a systems integrator focused on providing technology solutions that enable its customers to effectively use and manage their data to grow their businesses. Our areas of specialization in information technology (“IT”) services include enterprise computing, data communications, data access, network design, enterprise backup and storage consolidation, managed services and staff augmentation. Emtec’s solutions are crafted to enable our customers to become more efficient and effective, thereby giving them a competitive advantage. To date, the most significant portion of our revenues has been derived from our activities as a reseller of IT products, such as workstations, servers, microcomputers, application software and networking and communications equipment. However, we are actively endeavoring to increase the portion of our revenues that are derived from IT services. We anticipate that an increasing percentage of our future revenues will be derived from such business.

Named to the VARBusiness 500 list of top network integrators, value added resellers, and consultants in the U.S. every year since 1995, we combine extensive experience in systems integration with premier technology elements to provide our customers with sophisticated, streamlined, truly comprehensive solutions.

Over the past two decades, we have built strong relationships with leading manufacturers, such as Cisco, HP, IBM, Microsoft, Sun Microsystems, Dell, and Veritas, thereby enabling us to provide cutting-edge, scalable, reliable and secure solutions. This, along with our background in information technology, positions us as a premier, single-source provider of information systems, and network solutions.

Our customers are primarily Fortune 2000 companies, state and local government, local school districts, and other large and mid-sized companies located principally in the New York/New Jersey Metropolitan area and the Southeastern United States. Our commercial business is generally with customers with annual revenues ranging from $50 million to $500 million. We service our customer base from leased facilities in New Jersey, New York, Georgia, and Florida.

Our executive offices are located at 572 Whitehead Road, Building #1, Trenton, New Jersey, 08619; telephone: (609) 528-8500. Our website is located at www.emtecinc.com. We make available free of charge through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission.

The Merger. On August 5, 2005, we completed our acquisition of DARR Westwood Technology Corporation (“Darr”) pursuant to the Agreement and Plan of Merger dated as of July 14, 2005 (the “Merger Agreement”), by and among the Company, Emtec Viasub LLC, a Delaware limited liability company and our wholly-owned subsidiary (“MergerCo”), and Darr. Pursuant to the terms of the Merger Agreement, Darr merged with and into MergerCo, with MergerCo remaining as the surviving company (the “Surviving Company”) and our wholly-owned subsidiary (the “Merger”).

Upon completion of the Merger, each of the 500 shares of Darr common stock issued and outstanding immediately prior to the Merger were canceled and extinguished and automatically converted into (i) 19,056.22 shares of our common stock and (ii) a 5-year warrant to purchase shares of our common stock, which is subject to adjustment. The total number of Company shares issued to Darr shareholders in the Merger were 9,528,110. The warrant evidences the variable obligation of the Company to issue shares of its capital stock in the aggregate equal to ten percent (10%) of the total issued and outstanding shares of our stock at any point during the term of the warrants, calculated on a fully diluted basis for an aggregate exercise price of $3,645,752. The per share exercise price will be equal to such former Darr stockholder’s aggregate exercise price divided by the number of warrant shares received by the Darr stockholder.

Dinesh Desai, Brian McAdams, Gregory Chandler, and Keith Grabel, each a designee of Darr, now comprise our Board of Directors. John Howlett and Ron Seitz, previously our CEO and COO, respectively, will remain with the combined company in the respective roles of President, Emtec Northeast, and President, Emtec Southeast. Keith Grabel, President of Westwood, will continue in his current position.

Darr is a holding company created to hold all of the common stock of Westwood Computer Corporation, (“Westwood”) Darr acquired Westwood on April 16, 2004. Westwood, headquartered in Springfield, New Jersey and established in 1964, is an information technology company and a supplier of IT products and services to the Federal Government. It has been recognized as one of the top 20 General Service Administration vendors in the IT industry during each of the past eight years and was named in data compiled by the GSA as the ninth largest such vendor for the Federal Government’s 2004 fiscal year. In addition to its headquarters in New Jersey, Westwood has additional locations in Virginia and New York, as well as five regional offices in the South and Western United States.

The following tables show summary historical financial information of Darr for the fiscal year ended August 31, 2004, which is separated into the period prior to Darr’s acquisition of Westwood (the “Predecessor Period”) and the period after Darr’s acquisition of Westwood (the “Successor Period”). The summary historical financial information is unaudited and is derived from Darr’s financial statements for the fiscal year ended August 31, 2004. While Darr’s 2005 fiscal year figures are not yet available, it is anticipated that Darr’s performance in 2005 should be consistent with its 2004 financial performance. As of May 31, 2005, Darr had approximately $516,000 of short-term indebtedness and $1,900,000 of long-term of indebtedness. These amounts do not give effect to any borrowings incurred in connection with the consummation of the Merger and the funding of the escrow for the Offer.

	September 1, 2003 to April 16, 2004 (Predecessor Period)	April 17, 2004 to August 31, 2004 (Successor Period)
	(in thousands)
SELECTED OPERATING DATA:
Net Sales	$88,230	$41,642
Cost of Sales	79,596	37,618

Gross Profit	8,633	4,024

Operating Expenses:
Selling, general and administrative expenses	7,448	3,689
Depreciation and amortization	51	24

	7,499	3,713

Operating Income	1,134	311

Other expense (income):
Forgiveness of debt	(406)	—
Interest expense, net	7	65

Income before income taxes	1,533	246
Provision for income taxes	1,251	123

Net Income	$282	$122

August 31, 2004
SELECTED BALANCE SHEET DATA:
Cash and cash equivalents	$1,216
Total current assets	20,916
Net intangible assets	822
Total assets	21,738
Short-term debt	350
Total current liabilities	17,112
Long-term debt	2,879
Total liabilities	19,990
Total shareholders’ equity	1,747

Where You Can Find More Information. We are subject to the informational filing requirements of the Exchange Act, and, accordingly, are obligated to file reports, statements and other information with the SEC relating to our business, financial condition and other matters. Information, as of particular dates, concerning our directors and officers, their remuneration, options granted to them, the principal holders of our securities and any material interest of these persons in transactions with us is required to be disclosed in proxy statements distributed to our shareholders and filed with the SEC. We also have filed an Issuer Tender Offer Statement on Schedule TO with the SEC that includes additional information relating to the Offer.

These reports, statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of this material may also be obtained by mail, upon payment of the SEC’s customary charges, from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. These reports, proxy statements and other information concerning us also can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

Incorporation by Reference. The rules of the SEC allow us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The Offer incorporates by reference the documents listed below, including the financial statements and the notes related thereto contained in those documents, that have been previously filed with the SEC. These documents contain important information about us.

SEC Filings (File No. 0-32789)	Period or Date Filed
Annual Report on Form 10-K	Fiscal year ended March 31, 2005

Proxy Statement on Schedule 14A	Filed April 4, 2005

Quarterly Report on Form 10-Q	Quarter ended June 30, 2005

You can obtain any of the documents incorporated by reference in this document from us or from the SEC’s web site at the address described above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents. You may request a copy of these filings at no cost, by writing or telephoning us at: Vice President—Finance, 572 Whitehead Road, Building #1, Trenton, New Jersey, 08619; telephone: (609) 528-8500. Please be sure to include your complete name and address in your request. If you request any incorporated documents, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request. You can find additional information by visiting our website at: www.emtecinc.com.

11. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares

As of September 6, 2005, there were 17,204,134 shares of common stock issued and outstanding. The 2,864,584 shares we are offering to purchase under the Offer represent approximately 16.6% of the total number of outstanding shares.

As of September 6, 2005, our directors and executive officers as a group beneficially owned an aggregate of 11,372,472 shares, representing approximately 66.1% of the total number of outstanding shares. Our directors and executive officers are entitled to participate in the Offer on the same basis as all other shareholders. Some of our directors have advised the Company that they do not intend to tender shares of common stock in this offer. However, certain of the Company’s executive officers and former directors have advised the Company that they intend to tender their shares the Offer. Dinesh Desai, our Chairman, Chief Executive Officer, one of our directors and our largest shareholder, who beneficially owns approximately 53.1% of the total number of outstanding shares has advised us that he does not intend to tender any of his own shares of common stock in the Offer. If we purchase the maximum number of shares (2,864,584 shares), Mr. Desai’s ownership interest will increase to

63.8%. In addition, Margaret Grabel, our second largest shareholder, has also informed us that she does not intend to tender shares pursuant to the offer. As such, her ownership interest will increase from approximately 13.3% to approximately 16% of the full number of shares contemplated by the Offer as proposed.

The following table sets forth information with respect to beneficial ownership of the Common Stock as of July 14, 2005 by (i) each of our directors, our chairman, and each of the named officers, (ii) each person who is known by us to own beneficially more than 5% of the Common Stock and (iii) all of our directors and executive officers as a group. Except as noted below, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them. Except as otherwise listed below, the address of each person is c/o Emtec, Inc., 572 Whitehead Road, Bldg. #1, Trenton, NJ 08619. Assuming we purchase 2,864,584 shares and that each director or executive officer other than Mr. Desai and Ms. Grabel tenders all of their own shares in the Offer (as is intended by certain of our executive officers), then after the purchase of shares under the Offer, the directors and executive officers as a group will beneficially own approximately 63.8% of the total number of outstanding shares.

Title Of Class	Name and Address Of Beneficial Owner	Amount Of Beneficial Ownership	Percent Of Class
	Directors and Executive Officers:

Common Stock	Dinesh Desai	9,142,043 shares[1]	53.1%
	Chairman and Chief Executive Officer

Common Stock	John P. Howlett	1,400, 910 shares[2]	8.1%
	President, Northeast Operations

Common Stock	Ronald A. Seitz	829,519 shares[3]	4.8%
	President, Southeast Operations

Common Stock	Stephen Donnelly	0 shares	0.0%
	Chief Financial Officer

Common Stock	Greg Chandler	0 shares	0.0%
	Director

Common Stock	Keith Grabel	0 shares	0.0%
	Director and President, Westwood Operations

Common Stock	Brian McAdams	0 shares	0.0%
	Director

	Five Percent Stockholders:

Common Stock	Margaret Grabel	2,285,510 shares[4]	13.3%

Common Stock	Tom Dresser	1,029,774 shares	6.0%

Common Stock	Richard Landon	955, 974 shares	5.6%

Common Stock	All directors and named executive officers as a group (7 persons)	11,372,472 shares	66.1%

[1]	Held by Mr. Desai through DARR Westwood LLC. Includes 1,519,555 shares issuable upon exercise of a warrant equal to 8% of the then-outstanding common stock of Emtec on a fully diluted basis.
[2]	Owned jointly with Rosemary A. Howlett, Mr. Howlett’s spouse.
[3]	Excludes 782,707 shares owned by Carla Seitz, Mr. Seitz’s spouse. Mr. Seitz disclaims any beneficial interest in these shares.
[4]	Includes 344,083 shares issuable upon exercise of a warrant equal to 2% of the then-outstanding common stock of Emtec on a fully diluted basis.

Agreements, Arrangements or Understandings

Equity Incentive Option Plan

We adopted the 1996 Stock Option Plan (the “Plan”), the purpose of which is to assist us in attracting, retaining and motivating directors and employees to make substantial contributions to the success of the

Company by offering them a greater stake in our success and a closer identity with us. The Plan is administered by a three person committee appointed by the Board of Directors to administer the Plan. Awards under the Plan may be made through the tenth anniversary of the Plan (i.e. 2006). The aggregate number of shares for which options may be granted under the Plan is 1,000,000 shares, of which 105,453 were outstanding pursuant to the Plan as of August 31, 2005.

The committee may grant stock options for shares to either employees or directors of the Company. The exercise price for granted options is the fair market value of the shares subject to the option as of the date such option was granted, provided that (i) the aggregate fair market value of the options being exercised by a participant for the first time in any calendar year may not exceed $100,000 and (ii) there are limits on participation by owners of more than ten percent (10%) of the Company’s stock. In addition, the Company can arrange for “cashless exercise” where apportion of a participant’s shares are sold and the proceeds are used to pay for the exercise of the participant’s other options

The plan provides for accelerated vesting of outstanding option grants and stock issuances following specified change in control events.

Subordinated Note held by Darr Westwood LLC

Westwood Computer Corporation our wholly owned subsidiary, (“Westwood”) has issued a promissory note to DARR Westwood LLC, a Delaware limited liability company, of which Mr. Desai is the sole member whereby it promises to pay to the holder of such note the principal sum of $750,000. Interest on the unpaid balance of the principal amount of the note is calculated at a floating rate per month equal to the prime rate as published in the Wall Street Journal under “Money Rates” plus four percent (4%), up to a maximum of ten percent (10%). The note reaches maturity on April 16, 2009. Until that date, Westwood must pay to the holder of the note principal payments of (i) $194,482 on April 16, 2007, (ii) $323,859 on April 16, 2008, and (iii) $231,659 on April 16, 2009, the date the note matures. Accrued interest from April 16, 2004, until March 28, 2007, is due on March 28, 2007. Accrued interest from March 28, 2007, until March 28, 2008, is due on March 28, 2008. Accrued interest from March 28, 2008, until April 16, 2009, is due on April 16, 2009. In addition, the holder of the note is entitled to a quarterly revenue participation fee of 0.0875% of the gross revenue of Westwood, subject to annual adjustments.

Subordinated Note held by Four Kings Management LLC

Westwood has issued a promissory note to Four Kings Management LLC, a Delaware limited liability company, which is an affiliate of Keith Grabel, or permitted assigns, whereby it promises to pay to the holder of such note the principal sum of $750,000. Interest on the unpaid balance of the principal amount of the note is calculated at a floating rate per month equal to the prime rate as published in the Wall Street Journal under “Money Rates” plus four percent (4%), up to a maximum of ten percent (10%). The note reaches maturity on April 16, 2009. Until that date, Westwood must pay to the holder of the note a principal monthly repayment beginning on May 16, 2005 of $9,000 until the note has matured. Interest is payable on the last business day of each month beginning on April 30, 2004. In addition, the holder of the note is entitled to a quarterly revenue participation fee of 0.0875% of the gross revenue of Westwood, subject to annual adjustments.

5% Junior Subordinated Note held by Keith Grabel

Westwood has issued certain promissory notes to Keith Grabel and certain of his family members, whereby it promises to pay to the holders of the notes the aggregate principal sum of $313,695. Interest on the unpaid balance of the aggregate principal amount of the notes is payable at a rate of five percent (5%) per annum. The notes reach maturity on April 16, 2009. Until that date, Westwood must pay to the holders of the notes (i) thirty percent (30%) of the principal amount on April 16, 2006, (ii) thirty percent (30%) of the principal amount on April 16, 2007, (iii) twenty percent (20%) of the principal amount on April 16, 2008, and (iv) twenty percent (20%) of the principal amount on April 16, 2009. Each principal payment is accompanied by all interest then accrued and unpaid on the notes.

8% Junior Subordinated Note held by Keith Grabel

Westwood has issued certain promissory notes to Keith Grabel and certain of his family members, whereby it promises to pay to the holders of the notes the aggregate principal sum of $941,083. Interest on the unpaid balance of the aggregate principal amount of the notes is payable at a rate of eight percent (8%) per annum. The notes reach maturity on April 16, 2007. Until the date of maturity, Westwood must pay to the holders of the notes 16.67% of the aggregate principal amount due every six months. The first such payment took place on October 16, 2004, and the last payment is scheduled for April 16, 2007, the date the notes mature. Each principal payment is accompanied by all interest then accrued and unpaid on the notes.

Compensation of Directors

Non-employee directors receive annual compensation of $15,000, plus an additional $5,000 for service on a committee. Directors also receive stock options at the discretion of the Board. Non-employee directors receive reimbursement of out-of-pocket expenses incurred for each board meeting or committee meeting attended.

Employment Agreements

Employment Agreement with John Howlett

We entered an employment agreement, dated as of July 14, 2005, with John Howlett, pursuant to which Mr. Howlett is to serve as our President of Northeast Operations for a period commencing on the effective date and terminating on August 31, 2008, although this term may be extended annually for additional one-year periods with the mutual consent of the parties. Under the terms of this agreement, Mr. Howlett is entitled to receive a base salary of $230,000, which shall be increased by five percent (5%) each year of the initial term of employment. In addition, Mr. Howlett is eligible to receive both an annual bonus of $100,000 and a bonus targeted at forty percent (40%) of his base salary based upon the achievement by the Company of performance criteria set forth in the employment agreement.

Mr. Howlett’s employment is subject to early termination in the event of his death or disability or in the event that either he or the Company elect to terminate his employment. In the event his employment is terminated for any reason during the term of the agreement, Mr. Howlett will be entitled to any earned or accrued but unpaid base salary through the date of termination and to all amounts payable and benefits accrued under any applicable plan, policy, program, or practice of the Company in which he was a participant during his employment with the Company in accordance with the terms of the employment agreement. In the case that Mr. Howlett’s employment is terminated by the Company without cause, he will be entitled to his base salary for the entire initial term of employment and to a pro-rata bonus payment for the year of his termination, as set forth in the employment agreement.

Employment Agreement with Ronald Seitz

We entered an employment agreement, dated as of July 14, 2005 (the “Effective Date”), with Mr. Seitz, pursuant to which Mr. Seitz is to serve as our President of Southeast Operations for a period commencing on the effective date and terminating on August 31, 2008, although this term may be extended annually for additional one-year periods with the mutual consent of the parties. Under the terms of this agreement, Mr. Seitz is entitled to receive a base salary of $230,000, which shall be increased by five percent (5%) each year of the initial term of employment. In addition, Mr. Seitz is eligible to receive both an annual bonus of $100,000 and a bonus targeted at forty percent (40%) of his base salary based upon the achievement by the Company of performance criteria set forth in the employment agreement.

Mr. Seitz’s employment is subject to early termination in the event of his death or disability or in the event that either he or the Company elect to terminate his employment. In the event his employment is terminated for any reason during the term of the agreement, Mr. Seitz will be entitled to any earned or accrued but unpaid base salary through the date of termination and to all amounts payable and benefits accrued under any applicable plan, policy, program, or practice of the Company in which he was a participant during his employment with the

Company in accordance with the terms of the employment agreement. In the case that Mr. Seitz’s employment is terminated by Emtec without cause, he will be entitled to his base salary for the entire initial term of employment and a pro-rata bonus payment for the year of his termination, as set forth in the employment agreement.

Employment with Keith Grabel

Our subsidiary, Westwood, entered an employment agreement, dated as of April 16, 2004, with Mr. Grabel, pursuant to which Mr. Grabel is to serve as president of that company, for an initial period commencing on April 16, 2004, and terminating on April 16, 2009, which will automatically be extended for one (1) additional year at the end of the initial five (5) year term, and again each successive year thereafter. Such annual extensions may cease by either party delivering written notice of such cessation to the other party with at least sixty (60) days notice. Under the terms of this agreement, Mr. Grabel is entitled to receive an annual base salary of (i) $250,000 in the first year of the term of employment, (ii) $275,000 in the second year of the term of employment, (iii) $300,000 in the third year of the term of employment, (iv) $325,000 in the fourth year of the term of employment, and (v) $350,000 in the fifth year of the term of employment. Mr. Grabel’s base salary for each year will be increased by 200% in the event that Westwood terminates its employment agreement with Margaret Grabel. In addition, Mr. Grabel is to receive an annual bonus of (i) $375,000 in the first year of the term of employment, (ii) $400,000 in the second year of the term of employment, (iii) $440,000 in the third year of the term of employment, (iv) $400,000 in the fourth year of the term of employment, and (v) $350,000 in the fifth year of the term of employment, payable in quarterly installments in each year.

Mr. Grabel’s employment is subject to early termination in the event of his death or disability or in the event that either he or Westwood elect to terminate his employment under certain circumstances. In the event his employment is terminated by Mr. Grabel during the term of the agreement, Mr. Grabel will be entitled to (i) any earned but unpaid base salary through the date of termination, (ii) a pro rata portion of his termination salary, which shall be (a) $150,000 for the first year of the term of employment, (b) $200,000 for the second year of the term of employment, (c) $250,000 for the third year of the term of employment, (d) $300,000 for the fourth year of the term of employment, and (v) $350,000 for the fifth year of the term of employment, (iii) payment for accrued vacation days, (iv) any bonus payments, and (v) all amounts payable and benefits accrued under any applicable plan, or arrangements of the company. In the event Westwood terminates Mr. Grabel’s employment for any reason, Mr. Grabel will be entitled to (i) all amounts due to him under the agreement, (ii) all amounts due and owing under the note made by Westwood in the amount of $750,000 in favor of Four Kings Management LLC and (iii) all amount due and owing under the 5% note and 8% note made by Westwood in favor of Mr. Grabel.

Recent Securities Transactions

Dinesh Desai

8/5/05. Acquisition through DARR Westwood LLC of 7,622,488 shares of common stock in connection with the closing of the Merger plus a warrant to purchase shares equal to 8% of the then outstanding common stock of the company.

Margaret M. Grabel

8/5/05. Acquisition of 1,905,622 shares of common stock in connection with the closing of the Merger plus a warrant to purchase shares equal to 2% of the then outstanding common stock of the company.

12. Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act

The purchase by us of shares under the Offer will reduce the number of shares that might otherwise be traded publicly and is likely to reduce the number of shareholders. As a result, trading of a relatively small volume of the shares after consummation of the Offer may have a greater impact on trading prices than would be the case prior to consummation of the Offer.

Based upon published guidelines of the Over-the-Counter Bulletin Board we do not believe that our purchase of shares under the Offer will cause the remaining outstanding shares to be delisted from the Over-the-Counter Bulletin Board. The Offer is conditioned upon there not being any reasonable likelihood, in our reasonable judgment, that the consummation of the Offer and the purchase of shares will cause the shares to be delisted from the Over-the-Counter Bulletin Board. See Section 7.

The shares are registered under the Exchange Act, which requires, among other things, that we furnish certain information to our shareholders and the Commission and comply with the Commission’s proxy rules in connection with meetings of our shareholders. We believe that our purchase of shares under the Offer pursuant to the terms of the Offer will not result in the shares becoming eligible for deregistration under the Exchange Act. The tender offer is conditioned upon there not being any reasonable likelihood, in our reasonable judgment, that the consummation of the tender offer and the purchase of shares will cause its common stock to be eligible for deregistration under the Exchange Act. See Section 7.

13. Legal Matters; Regulatory Approvals

We are not aware of any license or regulatory permit that appears material to our business that might be adversely affected by our acquisition of shares as contemplated by the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for the acquisition or ownership of shares by us as contemplated by the Offer. Should any such approval or other action be required, we presently contemplate that we will seek that approval or other action. We are unable to predict whether we will be required to delay the acceptance for payment of or payment for shares tendered under the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to its business and financial condition. Our obligations under the Offer to accept for payment and pay for shares are subject to conditions. See Section 7.

14. United States Federal Income Tax Consequences

The following is a summary of certain U.S. federal income tax consequences of the Offer to U.S. Holders (as defined below) whose shares are tendered and accepted for payment pursuant to the Offer. Those shareholders who do not participate in the Offer should not incur any U.S. federal income tax liability as a result of the Offer. This summary is based upon the Tax Code, existing and proposed U.S. Treasury Regulations promulgated under the Tax Code, published rulings, administrative pronouncements and judicial decisions, any changes to which could affect the tax consequences described in this Offer to Purchase (possibly on a retroactive basis). This summary assumes that shares held by shareholders are held as capital assets. It does not address all of the tax consequences that may be relevant to particular shareholders in light of their particular circumstances, or to other types of shareholders subject to special rules (including, without limitation, entities that are treated as partnerships for U.S. federal income tax purposes, certain financial institutions, brokers, dealers or traders in securities or commodities, insurance companies, “S” corporations, expatriates, tax-exempt organizations, persons who are subject to the alternative minimum tax, persons who hold Shares as a position in a “straddle” or as part of a “hedging” or “conversion” transaction, U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar, or persons who acquired their shares upon the exercise of stock options or otherwise as compensation). This summary also does not address the state, local, foreign or other tax consequences of participating in the Offer.

For purposes of this discussion, a “U.S. Holder” means:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or of any political subdivision thereof;

•	an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

•	a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all of its substantial decisions; or (ii) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes under applicable Treasury Regulations.

If a partnership (or other entity taxable as a partnership) holds shares, the tax treatment of a partner or member will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding shares should consult their tax advisors.

A “Non-U.S. Holder” is a beneficial holder of Shares other than a U.S. Holder or a partnership.

Any discussion contained in this Offer as to federal tax considerations is not intended or written to be used, and cannot be used, for the purpose of avoiding penalties. Such discussion is written to support the promotion or marketing of the transactions or matters addressed in this Offer. Each taxpayer should seek federal tax advice based on the taxpayer’s particular circumstances from an independent tax advisor.

Characterization of the Purchase.

The purchase of shares by us under the Offer will be a taxable transaction for U.S. federal income tax purposes. As a consequence of the purchase, a U.S. Holder will, depending on the U.S. Holder’s particular circumstances, be treated either as having sold the U.S. Holder’s shares or as having received a distribution in respect of stock from us.

We cannot predict whether or the extent to which the Offer will be oversubscribed. If the Offer is oversubscribed, proration of tenders pursuant to the Offer will cause us to accept fewer shares than are tendered. Therefore, a beneficial holder can be given no assurance that a sufficient number of shares will be purchased pursuant to the Offer to ensure that such purchase will be treated as a sale or exchange, rather than as a distribution, for federal income tax purposes pursuant to the rules discussed below.

Sale or Exchange Treatment.

If a U.S. Holder satisfies any of the Section 302 tests explained below, the U.S. Holder will be treated as if it sold its shares to us and will recognize capital gain or loss equal to the difference between the amount of cash received under the Offer and the U.S. Holder’s adjusted tax basis in the shares surrendered in exchange therefor. This gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares that were sold exceeds one year as of the date of purchase by us under the Offer. Limitations apply to the deductibility of capital losses by U.S. holders.

Due to the factual nature of the Section 302 tests explained below, U.S. holders are urged to consult their tax advisors to determine whether the purchase of their shares under the Offer qualifies for sale or exchange treatment in their particular circumstances.

Section 302 Tests.

Under Section 302, the receipt of cash by a U.S. Holder pursuant to the offer will be treated as a sale or exchange for U.S. federal income tax purposes if the exchange:

•	is “not essentially equivalent to a dividend” with respect to the U.S. Holder;

•	is a “substantially disproportionate” redemption with respect to the U.S. Holder; or

•	results in a “complete termination” of the U.S. Holder’s stock interest in us.

In determining whether any of these tests has been met, a U.S. Holder must take into account not only shares that it actually owns, but also shares it constructively owns within the meaning of section 318 of the Tax

Code (including shares that may be acquired through options that it owns). In addition, contemporaneous dispositions or acquisitions of stock by a shareholder may be deemed to be part of a single integrated transaction and, if so, may be taken into account in determining whether any of the Section 302 tests are satisfied.

The receipt of cash by a U.S. Holder pursuant to the Offer will be treated as “not essentially equivalent to a dividend” if it results in a “meaningful reduction” in the U.S. Holder’s stock interest in us. Whether such receipt of cash will result in a meaningful reduction of the U.S. Holder’s proportionate interest in us will depend on the U.S. Holder’s particular facts and circumstances. The Internal Revenue Service has indicated in a published revenue ruling that even a small reduction in the percentage interest of a shareholder whose relative stock interest in a publicly held corporation is minimal (for example, an interest of less than 1%) and who exercises no control over corporate affairs should constitute a “meaningful reduction.”

Satisfaction of the “complete termination” and “substantially disproportionate” exceptions is dependent upon compliance with the respective objective tests set forth in section 302(b)(2) and section 302(b)(3) of the Tax Code. The receipt of cash by a U.S. Holder pursuant to the Offer will result in a “complete termination” if either (1) all of the shares actually and constructively owned by the U.S. Holder are exchanged for cash pursuant to the Offer or (2) all of the shares actually owned by the U.S. Holder are exchanged for cash pursuant to the Offer and the U.S. Holder effectively waives the attribution of shares constructively owned by the U.S. Holder in accordance with the procedures described in section 302(c)(2) of the Tax Code. The receipt of cash by a U.S. Holder pursuant to the Offer will be “substantially disproportionate” if the percentage of the outstanding common stock of us actually and constructively owned by the U.S. Holder immediately following the exchange is less than 80% of the percentage of our outstanding common stock actually and constructively owned by the U.S. Holder immediately before the exchange, and immediately following the exchange, the U.S. Holder actually and constructively owns less than 50% of our total combined voting power.

Distribution Treatment.

If a U.S. Holder’s exchange of common stock for cash pursuant to the Offer does not constitute a sale or exchange for U.S. federal income tax purposes, the receipt of cash by such U.S. Holder pursuant to the Offer will be treated as a distribution, and the U.S. Holder’s tax basis in the common stock exchange generally will be added to any shares of common stock retained by the U.S. Holder. The distribution will be treated as a dividend to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, the excess first will be treated as a return of capital that will reduce the U.S. Holder’s tax basis in its shares of common stock, and any remaining portion will be taxable as capital gain. Any such capital gain will be long-term capital gain if the U.S. Holder’s holding period for the shares of common stock at the time of the exchange exceeds one year. A corporate U.S. Holder may be eligible for a dividends-received deduction to the extent the distribution is treated as a dividend. Corporate U.S. holders are urged to consult their own tax advisors as to the availability of the dividends-received deduction and the potential applicability of Section 1059 of the Tax Code (regarding “extraordinary dividends”) in their particular circumstances. Dividend income recognized by individual U.S. Holders may, subject to the satisfaction of certain holding period requirements of the Tax Code, by eligible for the current maximum 15% federal income tax rate applicable to “qualified dividend income.”

Non-U.S. Holders. The following general discussion applies to shareholders who are Non-U.S. Holders.

The U.S. federal income tax treatment of our purchase of shares from a Non-U.S. Holder pursuant to the Offer will depend on whether such holder is treated, based on the non-U.S. Holder’s particular circumstances, as having sold the tendered shares or as having received a distribution in respect of such Non-U.S. Holder’s shares. The appropriate treatment of our purchase of shares from a Non-U.S. Holder will be determined in the same manner as described above with respect to U.S. Holders (see “Section 302 Tests”).

If the purchase of shares by us under the Offer is characterized as a sale or exchange (as opposed to a distribution) with respect to a Non-U.S. Holder, the holder generally will not be subject to U.S. federal income tax, including by way of withholding, on gain realized on the disposition of shares in the Offer unless:

•	the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, subject to an applicable treaty providing otherwise; or

•	we are or have been a “U.S. real property holding corporation” and certain other requirements are met.

We do not believe that Emtec currently is or has been a “U.S. real property holding corporation.”

An individual who is present in the United States for 183 days or more in the taxable year of disposition, and is not otherwise a resident of the United States for U.S. federal income tax purposes, should consult his or her own tax advisor regarding the particular U.S. federal income tax consequences to them of participating in the Offer.

If a Non-U.S. Holder does not satisfy any of the Section 302 tests explained above, the full amount received by the Non-U.S. Holder with respect to our purchase of shares under the Offer will be treated as a distribution to the Non-U.S. Holder with respect to the Non-U.S. Holder’s shares. The treatment, for U.S. federal income tax purposes, of such distribution as a dividend, a tax-free return of capital, or as capital gain from the sale of shares will be determined in the manner described above (see “Distribution Treatment”). To the extent that amounts received by a Non-U.S. Holder with respect to our purchase of shares under the Offer are treated as a dividend, we will be required to withhold U.S. federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty, provided we have received proper certification of the application of such income tax treaty.

Non-U.S. Holders are urged to consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty. A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the Internal Revenue Service. Amounts treated as dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the U.S. are not subject to the U.S. withholding tax, but are instead taxed in the manner applicable to U.S. persons, as described above. In that case, we will not be required to withhold U.S. federal withholding tax if the non-U.S. Holder complies with applicable certification and disclosure requirements. In addition, dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the U.S. may be subject to a branch profits tax at a 30% rate, or a lower rate specified in an applicable income tax treaty.

Backup Withholding. See Section 3 with respect to the application of backup U.S. federal income tax withholding.

The discussion set forth above is a general summary of the U.S. federal income tax consequences of the Offer and is included for general information purposes only. Shareholders are urged to consult their tax advisors to determine the particular tax consequences to them of the Offer.

15. Extension of the Tender Offer; Termination; Amendment

We expressly reserve the right, in our reasonable discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 shall have occurred or shall be deemed by us to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension. We also expressly reserve the right, in our reasonable discretion, to terminate the Offer and not accept for payment or pay for any shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 hereof by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of such termination or postponement. Our reservation of the right to delay payment for shares which we have accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, we further reserve the right, in our reasonable discretion, and regardless of whether any of the events set forth in Section 7 shall have occurred or shall be deemed by us to have occurred, to amend the Offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of shares or by decreasing or increasing the number of shares being sought in the Offer. Amendments to the Offer may be made at any time and from time to time effected by public announcement, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Time. Any public announcement made under the Offer will be disseminated promptly to shareholders in a manner reasonably designed to inform shareholders of such change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through Business Wire or another comparable service.

If we materially change the terms of the Offer or the information concerning the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(f)(1) promulgated under the Exchange Act. These rules and certain related releases and interpretations of the Commission provide that the minimum period during which a tender offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If (1) we increase or decrease the price to be paid for shares or increase or decrease the number of shares being sought in the Offer and, in the case of an increase in the number of shares being sought, such increase exceeds 2% of the outstanding shares of common stock and (2) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice of an increase or decrease is first published, sent or given to security holders in the manner specified in this Section 15, the Offer will be extended until the expiration of such period of ten business days.

16. Fees and Expenses

We have retained D.F. King & Co., Inc. to act as Information Agent and Zions First National Bank to act as Depositary in connection with the Offer. The Information Agent may contact holders of shares by mail, facsimile and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed by us for reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

We will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Information Agent as described above) for soliciting tenders of shares pursuant to the Offer. Shareholders holding shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs may apply if shareholders tender shares through the brokers or banks and not directly to the Depositary. We will, however, upon request, reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as our agent or the agent of the Information Agent or the Depositary for purposes of the Offer. We will pay or cause to be paid all stock transfer taxes, if any, on our purchase of shares except as otherwise provided in Instruction 7 in the Letter of Transmittal.

17. Miscellaneous

We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the Offer or the acceptance of shares pursuant thereto is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law. If, after such good faith effort, we cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in such jurisdiction.

Pursuant to Rule 13e-4(c)(2) under the Exchange Act, we have filed with the Commission an Issuer Tender Offer Statement on Schedule TO, which contains additional information with respect to the Offer. The Schedule TO, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 10 with respect to information concerning us, except that this material will not be available at the regional offices of the SEC.

You should only rely on the information contained in this document or to which we have referred to you. We have not authorized any person to make any recommendation on behalf of us as to whether you should tender or refrain from tendering your shares in the Offer. We have not authorized any person to give any information or to make any representation in connection with the Offer other than those contained in this document or in the related Letter of Transmittal. If given or made, any recommendation or any such information or representation must not be relied upon as having been authorized by us or the Information Agent.

September 7, 2005

Emtec, Inc.

September 7, 2005

Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for shares and any other required documents should be sent or delivered by each shareholder of Emtec or his or her bank, broker, dealer, trust company or other nominee to the Depositary as follows:

ZIONS FIRST NATIONAL BANK

By Mail:	By Hand or Overnight Courier:

Zions Bank Stock Transfer Department PO Box 30880 Salt Lake City, Utah 81430	Zions Bank Stock Transfer Department 10 E. South Temple, 12th Floor Salt Lake City, Utah 81430
By Facsimile: (801) 594-8018
To Confirm Fax Transmission: (888) 416-5176

Delivery of the Letter of Transmittal to an address other than as set forth above will not constitute a valid delivery to the Depositary.

Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number and location listed below. You may also contact your bank, broker, dealer, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers Call: (212) 269-5550 (collect)

All Others Please Call Toll Free: (800) 290-6431